Kingtone Wirelessinfo Solution Holding Ltd

3rd Floor, Borough A, Block A. No. 181

South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

July 27, 2012

Dear Shareholder:

On behalf of the Board of Directors of Kingtone Wirelessinfo Solution Holding Ltd, I invite you to attend our 2012 Annual Meeting of Shareholders (the “Annual Meeting”).  We hope you can join us.  The Annual Meeting will be held at the following address:

At:	Kingtone Wirelessinfo Solution Holding Ltd 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province People’s Republic of China 710065

On:	August 30, 2012

Time:	10:00 a.m., China Time

The Notice of Annual Meeting of Shareholders, the Proxy Statement and the proxy card accompany this letter.

At the Annual Meeting, we will report on important activities and accomplishments of our company and review our financial performance and business operations.  You will have an opportunity to ask questions and gain an up-to-date perspective on our company and its activities, and to meet certain of our directors and key executives.

As discussed in the enclosed Proxy Statement, at the Annual Meeting our shareholders will be electing five directors and approving any other business matters properly brought before the Annual Meeting.

We know that many of our shareholders will be unable to attend the Annual Meeting.  We are soliciting proxies so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the shareholders at the Annual Meeting.  Whether or not you plan to attend, please take the time now to read the Proxy Statement and vote via the Internet or by telephone or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting.  You may also revoke your proxy or voter instructions before or at the Annual Meeting.  Regardless of the number of our shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate action.

Thank you for your continuing interest in Kingtone Wirelessinfo Solution Holding Ltd.  We look forward to seeing you at the Annual Meeting.

If you have any questions about the Proxy Statement, please contact us at Kingtone Wirelessinfo Solution Holding Ltd 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065; Attn: Ms. Yao Ti.

Sincerely,

Tao Li
Chairman of the Board

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

to be held on

August 30, 2012

To the Shareholders of Kingtone Wirelessinfo Solution Holding Ltd:

Notice is hereby given that the Annual Meeting of Shareholders (the “Annual Meeting”) of Kingtone Wirelessinfo Solution Holding Ltd, a company incorporated under the laws of the British Virgin Islands, will be held on Thursday, August 30, 2012, at 10:00 a.m., China Time, at the office of Kingtone Wirelessinfo Solution Holding Ltd, 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065 for the following purposes:

1.	To elect five (5) directors; and

2.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only shareholders of record at the close of business on July 20, 2012 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.  The date on which this Proxy Statement and accompanying form of proxy card will first be mailed or given to the holders of record and beneficial owners of our ordinary shares is on or about July 30, 2012.

A Proxy Statement describing the matters to be considered at the Annual Meeting is attached to this Notice.

It is important that your shares are represented at the Annual Meeting.  We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Annual Meeting in person, please vote your shares promptly by casting your vote via the Internet or by telephone, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or voter instructions card in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States.  You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Annual Meeting, or by voting in person at the Annual Meeting.

If you plan to attend the meeting, please notify us of your intentions.  This will assist us with meeting preparations.  If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the enclosed proxy materials and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it.  This will enable you to gain admission to the Annual Meeting and vote in person.

By Order of the Board of Directors,

Tao Li
Chairman of the Board

July 27, 2012

Kingtone Wirelessinfo Solution Holding Ltd

3rd Floor, Borough A, Block A. No. 181

South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Kingtone Wirelessinfo Solution Holding Ltd, a company incorporated under the laws of the British Virgin Islands (the “Company”, “we” or “us”), for our 2012 Annual Meeting of Shareholders (the “Annual Meeting”).  The Annual Meeting will be held on Thursday, August 30, 2012, at 10:00 a.m., China Time, at the office of Kingtone Wirelessinfo Solution Holding Ltd, 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

The date on which the Proxy Statement and proxy cards are intended to be sent or made available to shareholders is on or about July 30, 2012.

The purpose of the Annual Meeting is to elect five directors to our Board of Directors.  We will also transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Who May Vote

Only shareholders of record of our ordinary shares, par value $.001 per share (“ordinary shares”), as of the close of business on July 20, 2012 (the “Record Date”) are entitled to notice and to vote at the Annual Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Annual Meeting, during office hours, at our executive offices located at 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065, by contacting Ms. Yao Ti at (86) 29-88266368.

The presence at the Annual Meeting of a majority of our outstanding ordinary shares as of the Record Date, in person or by proxy, is required for a quorum.  Our ordinary shares underlying American Depositary Shares (“ADSs”) are included for purposes of this determination. As of the Record Date, we had issued and outstanding 14,050,000 ordinary shares, of which 7,143,750 were represented by ADSs.

You may vote in person at the Annual Meeting or vote by proxy as described herein.  If your shares are held through a broker, trust, bank, or other nominee, please refer to the proxy materials and any other information forwarded to you by such holder of record to obtain a valid proxy from it.  You will need to bring this legal proxy with you to the Annual Meeting in order to vote in person.

Should you submit a proxy or voter instructions, even though you abstain as to one or more proposals, or you are not present in person at the Annual Meeting, your shares shall be counted for the purpose of determining if a quorum is present. Broker “non-votes” are not included for the purposes of determining whether a quorum of shares is present at the Annual Meeting.  A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

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Each holder of our ordinary shares on the Record Date, or holder of ADSs, is entitled to one vote for each ordinary share then held on all matters to be voted at the Annual Meeting.  No other class of voting securities was then outstanding.  The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote for the election of directors is required.  In counting the votes cast, only those cast “for” and “against” a matter are included.

Shares which abstain or which are withheld from voting as to a particular matter and “broker non-votes” will not be counted as votes in favor of such matter, and will also not be counted as shares voting on such matter. Accordingly, abstentions, withheld votes, and “broker non-votes” will have no effect on the voting on matters that require the affirmative vote of a plurality or a majority of the votes cast or the shares voting on the matter.

Shareholders have no cumulative voting rights or dissenter’s or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Voting by Holders of Ordinary Shares and American Depositary Shares

You may vote by proxy over the Internet or by telephone by following the instructions provided in the proxy materials mailed to you or your household.  You can also vote by mail by completing, dating and signing the proxy or voter instructions card contained in the proxy materials mailed to you and mailing it in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States.  You may submit your vote over the Internet until 6:00 p.m., ET, on August 27, 2012.  If you vote by mail, please be aware that we can recognize your vote only if we receive it by 6:00 p.m., ET, August 27, 2012.

When proxies are properly delivered as described above by holders of ordinary shares, the ordinary shares they represent will be voted at the Annual Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual Meeting.

Revoking Your Proxy

Even if you submit a proxy or voter instructions, you may revoke your proxy and change your vote. You may revoke your proxy or voter instructions by submitting a new proxy or voter instructions over the Internet or by telephone by using the procedures described in the proxy materials.  You may also revoke your proxy by mail by requesting a copy be mailed to you, executing a subsequently-dated proxy or voter instructions card, and mailing it in the pre-addressed envelope, which requires no additional postage if mailed in the United States.  You may also revoke your proxy by your attendance and voting in person at the Annual Meeting.  Mere attendance at the meeting will not revoke a proxy or voter instructions.  We will vote the shares in accordance with the directions given in the last proxy or voter instructions submitted in a timely manner before the Annual Meeting.  You may revoke your vote over the Internet until 6:00 p.m., ET, on August 27, 2012.  If you revoke your vote by mail, please be aware that we can recognize the revoked vote only if we receive it by close of business of the day before the Annual Meeting.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous meeting.

You are requested, regardless of the number of shares you own or your intention to attend the Annual Meeting, to vote your shares as described above.

Solicitation of Proxies

We will pay the expenses of solicitation of proxies for the Annual Meeting. We may solicit proxies by mail, and our officers and employees may solicit proxies personally or by telephone and will receive no extra compensation from such activities. We will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

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Delivery of Proxy Materials to Households

Only one copy of this Proxy Statement and accompanying proxy materials will be delivered to an address where two or more shareholders reside with the same last name or whom otherwise reasonably appear to be members of the same family based on the shareholders’ prior express or implied consent.

We will deliver promptly upon written or oral request a separate copy of the Annual Report on Form 20-F for the fiscal year ended September 30, 2011, this Proxy Statement and/or the accompanying proxy materials upon such request.  If you share an address with at least one other shareholder, currently receive one copy of our annual report, proxy statement and accompanying proxy materials at your residence, and would like to receive a separate copy of our annual report, proxy statement and/or accompanying proxy materials for future shareholder meetings of our company, please follow the instructions for requesting materials indicated in the proxy materials sent to your residence and specify this preference in your request.

If you share an address with at least one other shareholder and currently receive multiple copies of our annual reports, proxy statements or accompanying proxy materials, and you would like to receive a single copy of annual reports, proxy statements or accompanying proxy materials, please follow the instructions for requesting materials indicated on the proxy materials sent to you and specify this preference in your request.

Interest of Officers and Directors in Matters to Be Acted Upon

Other than the director nominees who are up for election at the Annual Meeting, none of our officers or directors has any interest in any of the matters to be acted upon at the Annual Meeting.

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SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as to the beneficial ownership of our ordinary shares as of July 20, 2011, the Record Date, by the persons listed. Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. For purposes of the following table, a person is deemed to have beneficial ownership of any ordinary shares if that person has the right to acquire beneficial ownership of such shares within 60 days of the Record Date. For purposes of computing the percentage of outstanding shares held by each person, any shares that such person has the right to acquire within 60 days of the Record Date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned by them. Unless otherwise indicated, the address of each person listed is c/o Xi’an Kingtone Information Co., Ltd., 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

Percentage ownership in the following table is based on 14,050,000 ordinary shares outstanding on July 20, 2012.

Name	Position	Number of Shares Beneficially Owned		Percent of Shares Outstanding
Officers and Directors
Tao Li	Chairman	6,726,764	(1)	47.9%
Li Wu	Chief Financial Officer, Director	106,761	(2)	*
Peng Zhang	Chief Executive Officer	35,003	(3)	*
Lili Dong	Independent Director	10,000	(4)	*
Xianyun Zhang	Independent Director	0		*
Junwei Wang	Independent Director	0		*
All directors and executive officers as a group (6 persons)		6,878,528		48.9%
5% Shareholders
SCGC Capital Holding Company Limited	n/a	1,060,714	(5)	7.5%
Xuetao Chen	n/a	883,982	(6)	6.3%

*             Less than 1%.

(1)	Represents (i) 688,648 ADSs owned by Mr. Li and (ii) 6,038,116 ordinary shares held of record by First Choice Investment Ltd, a company organized under the laws of Somoa, which are beneficially owned by Mr. Li.

(2)	Represents (i) 43,754 ordinary shares held of record by Ms. Wu and (ii) 63,007 ordinary shares held of record by Xtra Heights Management Ltd (“Xtra”), a company organized under the laws of the British Virgin Islands, which are beneficially owned by Ms. Wu pursuant to a certain Call Option Agreement, dated December 15, 2009, between Ms. Wu, Xtra and Sha Li.

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(3)	Represents (i) 8,750 ordinary shares held of record by Mr. Zhang, and (ii) 26,253 ordinary shares held of record Xtra, which are beneficially owned by Mr. Zhang pursuant to a certain Call Option Agreement, dated December 15, 2009, between Mr. Zhang, Xtra and Sha Li.

(4)	Represents options to purchase 10,000 ordinary shares exercisable within 60 days.

(5)	Represents ADSs owned by SCGC Capital Holding Company Limited, a British Virgin Islands company (“SCGC”), which is owned by Shenzhen Capital (Hong Kong) Company Limited. The registered address of SCGC is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The beneficial owners of the shares held by SCGC are Shenzhen Capital Group Co., Ltd and Xi’an Hongtu Capital Co., Ltd., both of which are shareholders of Xi’an Kingtone Information Co., Ltd. (“Kingtone Information”) and are owned and controlled (as to voting and disposition) by the Shenzhen Municipal Government in the PRC.

(6)	Represents ADSs owned by Big Leap Enterprises Limited, a British Virgin Islands company (“Big Leap”), which are beneficially owned by Mr. Chen. Big Leap is the owner of an aggregate of 1,060,714 ADSs, of which the remaining ADSs are beneficially owned by shareholders of Kingtone Information other than Mr. Chen.

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PROPOSAL 1

ELECTION OF DIRECTORS

General

Our Memorandum of Association and Articles of Association provide that our Board of Directors shall be comprised of not less than one (1) director nor more than twenty (20) directors, and directors are elected by resolution of our shareholders and hold office until the expiration of their term fixed by such resolution. The Board of Directors is currently comprised of five (5) directors and will be comprised of five (5) directors effective immediately following the election if all the nominees are elected.

The Board of Directors has nominated the following five (5) persons for re-election as directors until the next annual meeting of shareholders or until their successors are elected and duly qualified. Each nominee currently serves as one of our directors. All of the nominees have consented to serve as directors. If a nominee should not be available for election as contemplated, the proxy holders will vote for a substitute designated by the current Board of Directors. We are not aware of any nominee who will be unable or who will decline to serve as a director.

Directors Nominees

Directors	Position/Title	Age

Tao Li	Chairman of the Board of Directors	47

Li Wu	Director, Chief Financial Officer	50

Lili Dong	Independent Director	52
	Chairman of the Compensation Committee
	Audit Committee Member
	Nominating and Corporate Governance Committee Member

Xianyun Zhang	Independent Director	47
	Chairman of the Audit Committee
	Compensation Committee Member
	Nominating and Corporate Governance Committee Member

Junwei Wang	Independent Director	36
	Chairman of Nominating and Corporate Governance Committee
	Audit Committee Member
	Compensation Committee Member

For information as to our ordinary shares beneficially owned by each nominee, see the section “Securities Ownership of Certain Beneficial Owners and Management.”

The following are biographical summaries for our nominees for election as directors:

Tao Li has served as our chairman of the board of directors since December 2009. Since December 26, 2007, Mr. Li has served as the chairman of the board of directors, Chief Executive Officer and President of China Green Agriculture, Inc. (NYSE: CGA), a producer of humic acid based fertilizer products. Currently, Mr. Li devotes approximately 70% of his professional time to China Green Agriculture, Inc. Mr. Li has served as the President and CEO of Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd., a wholly-owned subsidiary of China Green Agriculture, Inc., since 2000. Mr. Li established Xi’an TechTeam Industry (Group) Co., Ltd. in 1996 and established TechTeam in 2000. He graduated from Northwest Polytechnic University and obtained his Master’s degree in heat and metal treatment. Mr. Li is the current Vice Chairman of the China Green Food Association. Previously, he has held positions at the World Bank Loan Office of China Education Commission, National Key Laboratory for Low Temperature Technology, and Northwest Polytechnic University. Mr. Li is active in Shaanxi Province business and trade organizations including as a member of the CPPCC Shaanxi Committee, the Shaanxi Provincial Decision-Making Consultation Committee, Vice Chairman of the Shaanxi Provincial Federation of Industry and Commerce, Vice President of the Shaanxi Overseas Friendship Association, Vice Chairman of the Shaanxi Provincial Credit Association, Vice Chairman of the Shaanxi Provincial Youth Entrepreneurs Association, Vice Chairman of the Xi’an Municipal Federation of Industry and Commerce and Vice Chairman of the Xi’an Municipal Youth Entrepreneurs Association.

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Li Wu has served as a director of our company since December 2009 and as Chief Financial Officer since May 2011. Ms. Wu previously served as our Chief Financial Officer from December 2009 to April 2010. Since 2004, Ms. Wu was the finance director of Kingtone Information, our contractually-controlled PRC operating company. Prior to this position, she worked as the Deputy Finance Director at the state-owned Xi’an Metalforming Machine Factory from 1981 to 2003. Ms. Wu graduated from Shaanxi Finance and Economics College and obtained her Bachelor’s degree in 1990. She is a Certified Public Accountant in PRC.

Lili Dong has served as an independent director of our company since March 2010. Dr. Dong has over 20 years experience in the computing distributed system, computer network application and data mining research. She has been a professor of Xin’an Construction Science & Technology University since December 2007. Dr. Dong has led several important research projects, including Distributed Object Computing Models and Multimedia Digital Watermarking Application projects funded by Shanxi Province Fund, Peer to Peer Network Communication Technology project funded by Xi’an Science & Technology Bureau.

Xianyun Zhang CICPA, has over 20 years of experience in accounting. Since 2004, he has served as the chairman of Beijing Zhongzheng Tiantong Certified Public Accountant Co., Ltd. Mr. Zhang previously worked at Beijing Zhongzhou Guanghu Certified Public Accountant Co., Ltd, the Import-Export Bank of China, and the Ministry of Finance in the People’s Republic of China. Mr. Zhang obtained a bachelor’s degree in accounting in 1988 from Jiangxi University of Finance and Economics. In 1996, Mr. Zhang obtained a master’s degree in accounting from Zhejiang University.

Junwei Wang has significant experience in legal affairs. Since 2007, Ms. Wang served as the attorney of China Galaxy Securities Co., Ltd. Ms. Wang previously worked at Beijing Zhongxin Legal Firm, China Science& Merchants Venture Capital Management Co. Ltd. and Heilongjiang Posts and Telecommunications Bureau. Ms. Wang obtained a bachelor’s degree in law in 1998 from Heilongjiang University. In 2008, she obtained a Master’s degree in law from Renmin University of China.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

FOR THE ELECTION OF EACH OF THE ABOVE NOMINEES

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THE BOARD AND BOARD MATTERS

Meetings of our Board of Directors

During the year ended September 30, 2011, our Board of Directors met or passed resolutions by written consent an aggregate of seven (7) times. As of the date hereof, during the fiscal year ending September 30, 2012, our Board of Directors met or passed resolutions by written consent three (3) times. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Director Independence

Our board of directors currently consists of five members, three of whom have been determined by us to be independent director within the meaning of the independent director guidelines of the listing rules of the Nasdaq Capital Market (the “Nasdaq Listing Rules”).

Committees of Our Board of Directors

Our Board of Directors established an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Lili Dong, Xianyun Zhang and Junwei Wang. Mr. Zhang, having accounting and financial management expertise, serves as the chairman of the audit committee. Our board of directors has determined that each of these persons meets the definition of an “independent director” under the applicable NASDAQ Rules and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our audit committee is responsible for, among other things:

•            the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•            an annual performance evaluation of the audit committee;

•            establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•            ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

•            reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•            reviewing and approving all proposed related party transactions;

•            reviewing our policies with respect to risk assessment and risk management;

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•            meeting separately and periodically with management and our independent auditor; and

•            reporting regularly to our board of directors.

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews share compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Lili Dong, Xianyun Zhang and Junwei Wang, with Dr. Dong serving as the chairman of the compensation committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

Our compensation committee is responsible for, among other things:

•            reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;

•            reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and

•            providing annual performance evaluations of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Lili Dong, Xianyun Zhang and Junwei Wang, with Ms. Wang serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that each of these persons meet the definition of “independent director” under the applicable requirements of the NASDAQ Rules.

Our nominating and corporate governance committee is responsible for, among other things:

•            selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;

•            reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•            selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•            advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and

•            monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors adopted a code of business conduct and ethics applicable to our directors, officers and employees, which is available on our website at www.kingtoneinfo.com.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

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The functions and powers of our board of directors include, among others:

•            appointing officers and determining the term of office of the officers;

•            authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•            exercising the borrowing powers of the company and mortgaging the property of the company;

•            executing cheques, promissory notes and other negotiable instruments on behalf of the company; and

•            maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum of association and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum of association and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations.

Name	Age	Position
Peng Zhang	45	Chief Executive Officer
Li Wu	50	Chief Financial Officer and Director

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The following sets forth the biographical summaries of our current executive officers and our former executive officers who served us during the fiscal year ended September 30, 2011. Please refer to the section entitled “Election of Directors” for details regarding Li Wu, our Chief Financial Officer.

Peng Zhang has served as our Chief Executive Officer since December 2009. Mr. Zhang has served as the president and chief executive officer of Kingtone Information, our contractually-controlled PRC operating company, since March 2009. Mr. Zhang joined Kingtone Information in August 2001 as an engineer and subsequently worked as the manager of the automation department, deputy manager and manager of the management and control department, and the vice president. Prior to joining Kingtone Information, Mr. Zhang was the deputy general manager of Lanzhou Hualong Gardening Co., Ltd. from January 2000 to July 2001. Prior to that, Mr. Zhang worked as a technician, assistant engineer, engineer and deputy department head at the material supply department of Yumen Petroleum Administration Bureau of China National Petroleum Corporation (“CNPC”) from 1988 to 1999. Mr. Zhang graduated from Chongqing Petroleum Technical School with an Associate degree in mining mechanics in 1988. He continued his education at the Open College of the Communist Party of China (“CPC”) University, Gansu Campus and graduated in 2000 with a Bachelor’s degree in Business Administration.

Hai Zhang had served as our vice president of research and development from April 2011 to February 7, 2012. In this position, Mr. Zhang oversaw the development efforts of our core middleware platform, CIT-converged applications and development of our vertical industry applications. Mr. Zhang has more than ten years’ experience in software development. Prior to joining our company, Mr. Zhang had served as a senior manager of Shanghai Hong Guan Technology limited company from 2007 to 2010 and served as the manager of the development department in Beijing Xin An Jie Tong Technology Limited Company from 2005 to 2007. Mr. Zhang graduated from Xidian University and obtained his Bachelor’s degree in computer science in 2000.

Xianying Chen had served as the Deputy Director of our Innovation Committee from April 2011 to December 31, 2011. In this position, Mr. Chen was responsible for collecting and evaluating the innovation of products and technology to maintain the sustainable development of the company. Mr. Chen had served as a software system analyst for Kingtone Information since 2001. He subsequently served as manager of our software development department, senior project manager of our industrial control department, general manager of our R&D center and general manager of our product planning center. Beginning in 2008, Mr. Chen served as the general manager of our project implementation department, and then he served as our vice president of application development from December 2009 to April 2011 to oversee the development efforts of our vertical industry applications. Prior to joining Kingtone Information, Mr. Chen was an assistant engineer at Shaanxi Electric Power Design Institute from 1997 to 2001. Mr. Chen graduated from Shanghai Jiaotong University and obtained his Master’s degree in computer science in 2000 and his Bachelor’s degree in electric system and automation in 1997.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2011, we paid an aggregate of approximately $143,289 in cash compensation to our executive officers and an aggregate of approximately $184,853 in cash compensation to our directors for serving on our board of directors.

Other than non-employee directors, we do not intend to compensate directors for serving on our board of directors or any of its committees. We do, however, intend to reimburse each member of our board of directors for out-of-pocket expenses incurred by each director in connection with attending meetings of the board of directors and its committees.

As of September 30, 2011, we have made the following grants under our 2010 Omnibus Incentive Plan to our current or former directors and executive officers:

Name	Type of Equity Award	Number of Ordinary Shares		Exercise Price	Grant Date	Expiration Date
Ying Yang(1)	Restricted Shares	100,000	(2)	n/a	May 14, 2010	n/a
Ying Yang(1)	Options	150,000	(3)	$4.00	May 14, 2010	May 14, 2020
Lili Dong	Options	10,000	(4)	$4.00	May 14, 2010	May 14, 2020
Yiru Shi	Options	10,000	(4)	$4.00	May 14, 2010	May 14, 2020
James Fong	Options	10,000	(4)	$4.00	May 14, 2010	May 14, 2020

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(1)        Ms. Yang served as our Chief Financial Officer until her resignation effective May 31, 2011.

(2)       The restricted shares vest according to the following vesting schedule: (i) 50,000 shares vested on April 23, 2011 and (ii) 50,000 shares were due to vest on April 23, 2012. Due to Ms. Yang’s resignation effective May 31, 2011, 50,000 shares failed to vest and were forfeited.

(3)       The options vest according to the following vesting schedule: (i) 50,000 shares vested on the grant date, (ii) 50,000 shares vested on April 23, 2011 and (ii) 50,000 shares were due to vest on April 23, 2012. Due to Ms. Yang’s resignation effective May 31, 2011, options to purchase 50,000 shares failed to vest and were forfeited.

(4)       The options vest according to the following vesting schedule: (i) 3,334 shares vested on the grant date, (ii) 3,333 shares vested on May 14, 2011 and (ii) 3,333 shares vested on May 14, 2012. In the case of Mr. Fong and Ms. Shi, options to purchase 3,333 shares failed to vest due to their resignations effective June 24, 2011 and July 11, 2011, respectively.

Except as set forth herein, we have not made any other awards under our 2010 Omnibus Incentive Plan or any other equity grants to our current or former executive officers or directors.

Employment Agreements

Each of our executive officers has entered into an employment agreement with Xi’an Softech Co., Ltd., our wholly-owned PRC subsidiary (“Softech”). Softech may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that caused material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 60-days prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if Softech terminated his or her employment without any of the above causes.

2010 Omnibus Incentive Plan

In April 2010, our board of directors and our shareholders approved and adopted the Incentive Plan, reserving 1,500,000 ordinary shares for future issuances thereunder. The purpose of the Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, key employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. At July 20, 2012, we had outstanding under the Incentive Plan the equity awards set forth in the table above. You may find a copy of the Incentive Plan in exhibit 10.17 to our amendment No. 1 to the registration statement on Form F-1 filed on April 29, 2010.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Annual Meeting other than the election of five (5) directors. Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

ANNUAL REPORT ON FORM 20-F

A copy of Annual Report on Form 20-F for the fiscal year ended September 30, 2011, including our financial statements but excluding the exhibits to Form 20-F will be available on our corporate website at www.kingtoneinfo.com. The Form 20-F includes a list of exhibits that were filed with it, and we furnish a copy of any such annual report and/or its exhibits to any person who requests without charge. Requests should be directed to Kingtone Wirelessinfo Solution Holding Ltd, 3rd Floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 71006, Attn: Ms. Yao Ti.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

July 27, 2012	By Order of the Board of Directors

/s/ Tao Li
Tao Li
Chairman of the Board

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